E.D.

19005722

SECU

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51622

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SCH Enterprises, Inc.**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

600 W. Northfield Drive #100
(No. and Street)

Brownsburg	Indiana	46112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Heinekamp   317 582-8184
                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA

(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Steve Heinekamp _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCH Enterprises, Inc. _____ , as of December 31, _____ , 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCH Enterprises, Inc.

Report on Audit of
Financial Statements

December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant



THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SCH Enterprises, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of SCH Enterprises, Inc., as of December 31, 2018, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of SCH Enterprises, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SCH Enterprises, Inc.'s management. My responsibility is to express an opinion on SCH Enterprises, Inc.'s financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to SCH Enterprises, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of SCH Enterprises, Inc.'s financial statements. The supplemental information is the responsibility of SCH Enterprises, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 12, 2019

SCH Enterprises, Inc.
Statement of Financial Condition
As of December 31, 2018

ASSETS

Current Assets		
Cash and cash equivalents	$	250,359
Commissions receivable		7,699
Prepaid expenses		2,615
Accrued dividends		176
Total Current Assets		**260,849**
Other Assets		
Marketable equity securities		32,628
Total Assets	**$**	**293,477**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued and withheld payroll taxes	$	4,378
Total Liabilities		**4,378**
Stockholders' Equity		
Common stock		9,500
Retained earnings		251,571
Accumulated other comprehensive income		28,028
Total Stockholders' Equity		**289,099**
Total Liabilities and Stockholders' Equity	$	**293,477**

SCH Enterprises, Inc.
Statement of Income
For the Year Ended December 31, 2018

Revenue		
Commissions revenue	$	626,826
Interest and dividends		740
Total Revenue		**627,566**
Expenses		
Employee compensation and benefits		140,689
Occupancy expenses		17,056
Communications and data processing		7,962
Legal and professional fees		11,830
Administrative expenses		33,606
Total Expenses		**211,143**
Net Income	$	**416,423**

SCH Enterprises, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Stockholders' Equity
Balance at the Beginning of the Year	$ 9,500	$ 234,148	$ 26,132	$ 269,780
Net Income	-	416,423		416,423
Unrealized gain on marketable securities			1,896	1,896
Distributions		(399,000)		(399,000)
Balance at the End of the Year	**$ 9,500**	**$ 251,571**	**$ 28,028**	**$ 289,099**

SCH Enterprises, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities

Net Income	$	416,423
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	(	1,542)
Accrued dividends	(	24)
Unrealized gain (loss)	(	1,896)
Payroll liabilities		586
Net cash provided by operating activities	$	413,547

Financing Activities

Distributions	(	399,000)
Unrealized gain (loss)		1,896
Net cash provided by financing activities	(	397,104)
Net cash increase for period		16,443
Cash at beginning of period		233,916
Cash at end of period		250,359

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. <u>Nature of Operations</u> – SCH Enterprises, Inc. (the Firm) is a registered broker-dealer with Financial Industry Regulatory Authority, the Securities and Exchange Commission (SEC) and various states with the United States. The Firm was organized and incorporated in the state of Indiana on April 1, 1999. The Firm operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Firm operates under the exemptive provision of the SEC Rule 15c3-3(k) (1).

b. <u>Cash Equivalents</u> - For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2018.

c. <u>Use of Estimates</u> - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. <u>Concentrations of Credit Risk</u> - The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits.

e. <u>Commissions Receivable</u> – Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

f. <u>Advertising</u> – The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

g. <u>Investment in Debt and Marketable Equity Securities</u> – The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's Investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

h. <u>Revenue Recognition</u> -- All income and expense records will be maintained on an accrual basis. As all regular income is in the form of commissions from mutual fund or insurance companies, regular income will be accrued as of the date listed on the applicable commission statement, and

listed as received on the date the check is received in the mail or the date the direct deposit is credited to the firm's bank account. If no commission statement is readily available, the income will be accrued as of the Friday prior to receiving the physical check or direct deposit. In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under GAAP. The Firm has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The principles of revenue recognition from ASU 2014-09 are largely consistent with current practices of the Firm.

NOTE 2: COMMISSION RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2018, there were commission receivables of $7,699. There were no accrued commission payables at December 31, 2018.

NOTE 3: TRANSACTIONS WITH AFFILIATED ENTITIES

The Firm shares office space, utilities, telephone, interior maintenance and janitorial services with two affiliated entities. These expenses are allocated per an Expense Sharing Agreement effective October 1, 2011. The agreement calls for an 75% (affiliated entity), 25% (the Firm) split of shared expenses for the period January through April; and a 35% (affiliated entity), 65% (the Firm) split of shared expenses for the period May through December each year. The Firm's allocated portion of these expenses was $28,686 for the year ended December 31, 2018.

NOTE 4: EXEMPTION UNDER RULE 15C3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (1) "Limited business (mutual funds and/or variable annuities only"). During the year ended December 31, 2018 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 5: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the firm to examine Its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none from the year ended December 31, 2018.

The Firm's federal and state income tax returns for 2015 through 2018 are subject to examination by the applicable tax authorities, generally form three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 – Observable inputs other that quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

As of December 31, 2018, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. These marketable equity securities are valued at a Level 1 fair value of $32,628. These marketable equity securities have an original cost of $4,600 resulting in an accumulated unrealized gain of $28,028.

NOTE 8: OPERATING LEASES

The Firm has a shared lease obligation for its office facilities with an affiliated entity. The lessor is another affiliated entity. The Firm was operating under a month to month lease from January 1 to August 31. A new lease was entered into on September 1, and ends December 31, 2021. These leases resulted in $21,600 in total shared annual costs with the affiliated entity. Rent expense paid by the Firm during 2018 was $11,168. An affiliated entity paid the remaining $10,432 due under these lease agreements.

The Firm's portion of minimum future rentals on the non-cancelable operating lease is as follows:

2019-$12,600; 2020-$12,600; 2021-$12,600

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2018, net capital as defined by the rules, equaled $284,178. The ratio of aggregate indebtedness to net capital was 1.43%. Net capital in excess of the minimum required was $279,178.

NOTE 10: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2018 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 11: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15C3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

NOTE 12: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2018. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 13: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered account firm was available to be issued.

SCH Enterprises, Inc.
Computation of Net Capital Requirements
As of December 31, 2018

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	$	289,099
less nonallowable assets from Statement of Financial Cond.		-
Net capital before haircuts on securities positions		289,099
Haircuts on securities	(	4,921)
Net Capital	$	284,178
Aggregate Indebtedness		4,378
Net Capital required based on aggregate indebtedness (6-2/3%)		292

Computation of Basic Net Capital Requirements

Minimum dollar net capital requirement of reporting broker/dealer		5,000
Excess Net Capital		279,178

Computation of Aggregate Indebtedness

(A) – 10% of total aggregate indebtedness		492
(B) – 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	278,178
Percentage of Aggregate Indebtedness to Net Capital		1.54%



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholders
SCH Enterprises, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by SCH Enterprises, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating SCH Enterprises, Inc.'s compliance with the applicable instructions of Form SIPC-7. SCH Enterprises, Inc.'s management is responsible for SCH Enterprises, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018 with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA
Lafayette, Indiana
February 12, 2019

SCH Enterprises, Inc.
Broker Dealer Exemption Report

SEC RULE 15C3-3
December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant



THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
SCH Enterprises, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which SCH Enterprises, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (1), and SCH Enterprises Inc. stated that SCH Enterprises Inc. met the identified exemption provisions throughout the past fiscal year ending December 31, 2018 without exception. SCH Enterprises Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
February 12, 2019

SCH Enterprises, Inc.

Member FINRA, SIPC

690 W. Northfield Drive #100
P.O. Box 607
Brownsburg, IN 46112
(317)852-8184
(317)852-8185 (fax)

Rule 15c3-3 Exemption Statement

SCH Enterprises, Inc. (CRD 4703, SEC file 8-51622) is a $5,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rules 15c3-3(k)(1). The firm is limited to dealing in only mutual funds or variable product.

Rule 15c3-3 Exemption Report

SCH Enterprises, Inc. has met the exemption provisions throughout the past fiscal year ending December 31, 2018.

To the best of my knowledge and belief, the above statements are true without exception.

SCH Enterprises, Inc.

Steven C. Heinekamp
President

Date: ___1-11-19___